File No. 70-_______

                   SECURITIES AND EXCHANGE COMMISSION
                         450 FIFTH STREET, N.W.
                         WASHINGTON, D.C.  20549
               __________________________________________
                    FORM U-1 APPLICATION-DECLARATION
                                  UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ____________________________________________

                              Cinergy Corp.
                        Cinergy Investments, Inc.
                     Cinergy Global Resources, Inc.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202

                (Name of companies filing this statement
              and addresses of principal executive offices)

                              Cinergy Corp.

             (Name of top registered holding company parent)

                           William L. Sheafer
                      Vice President and Treasurer
                              Cinergy Corp.
                             (address above)

                 (Name and address of agent of service)

Applicants request that the Commission send copies of all notices, orders and communications in connection herewith to:

Jerome A. Vennemann                  William T. Baker, Jr.
Associate General Counsel            Thelen, Reid & Priest LLP
Cinergy Corp.                        40 West 57th Street
(address above)                      New York, New York  10019
Item 1.     Description of Proposed Transactions

       Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its direct wholly-owned nonutility subsidiaries, Cinergy Investments, Inc., a Delaware corporation ("Cinergy Investments"), and Cinergy Global Resources, Inc., a Delaware corporation ("Cinergy Global Resources"), propose to establish one or more special-purpose subsidiaries from time to time through December 31, 2003 ("Authorization Period") to hold Cinergy's direct or indirect interests in any or all of Cinergy's existing and future nonutility businesses (excluding certain existing nonutility interests held by Cinergy's utility subsidiaries). Applicants also seek authority for various related transactions over the same period.

       A.   Background

       By order dated September 21, 1995 as supplemented by order dated March 8, 1996, HCAR Nos. 26376 and 26486 (collectively, "Project Parent Order"), Cinergy and Cinergy Investments were granted authority, from time to time through December 31, 1999, (i) to acquire directly or indirectly in one or more transactions the securities of one or more special-purpose subsidiaries organized to engage directly or indirectly, and exclusively, in the business of acquiring, owning and holding the securities of, and/or providing services to, one or more foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs" and, together with FUCOs, "Exempt Projects"), and (ii) to invest in and issue guarantees in respect of such special-purpose subsidiaries, provided that Cinergy's total investment therein together with any investments in Exempt Projects did not exceed a specified ceiling, recently increased to 100% of Cinergy's consolidated retained earnings (see order dated March 23, 1998 in File No. 70-9011, HCAR No. 26848 ("100% Order")).

       Under the Project Parent Order, then, Cinergy has authority to form special-purpose subsidiaries to acquire and hold interests in certain nonutility subsidiaries -EWGs and FUCOs exclusively. The Project Parent Order predates both the Telecommunications Act of 1996 - including the provisions thereof amending the Act with respect to "exempt telecommunications companies" ("ETCs") - and the Commission's adoption of rule 58 in 1997. By virtue of these developments, any registered holding company (1) may establish special-purpose subsidiaries without prior Commission approval to acquire and hold interests exclusively in one or more ETCs or exclusively in one or more "energy-related companies" (subject to the aggregate investment limitation of rule 58), but (2) may not, without prior Commission approval, form special-purpose subsidiaries to acquire and hold interests in both ETCs and rule 58 companies (much less ETCs, rule 58 companies and Exempt Projects) - even though in each case the underlying nonutility companies may be formed or acquired without prior Commission authorization and are otherwise entirely or substantially exempt from Commission regulation.

       The primary purpose of this filing is to expand the scope of the authorization granted in the Project Parent Order so that, among other things, Cinergy may organize special-purpose subsidiaries not merely to hold interests in Exempt Projects but also to hold interests in any combination of Exempt Projects, ETCs, rule 58 companies and/or nonutility subsidiaries formed pursuant to specific prior or future Commission orders (such as Cinergy Solutions, Inc.). For example, Cinergy Global Resources, which holds Cinergy's international nonutility businesses, may determine in a given case, based on business and other considerations, to establish a special-purpose subsidiary exclusively to acquire and hold securities of one or more foreign ETCs and FUCOs; likewise, Cinergy Investments, which holds Cinergy's domestic nonutility businesses, may wish to establish a special-purpose subsidiary exclusively to acquire and hold securities of one or more rule 58 companies and domestic EWGs. Although in each of these examples the underlying nonutility businesses are completely or largely exempt from Commission jurisdiction, formation of a single intermediate subsidiary exclusively to hold these different types of exempt businesses requires prior Commission approval.

       In more basic terms, the proposed transactions are intended to give Cinergy greater flexibility in holding and managing its exempt and authorized nonutility businesses, so that Cinergy may operate these businesses in the most efficient manner. In that regard, the benefits to Cinergy from using intermediate subsidiaries to hold its nonutility businesses - such as optimization of tax and accounting efficiencies and greater insulation of Cinergy and its utility subsidiaries from potential direct losses from these investments - apply no less when the intermediate subsidiary holds securities of a variety of different types of nonutility companies (ETCs, rule 58 companies, Exempt Projects, etc.) than when it holds securities of a single type./1/

       The Commission has granted similar authority to The Southern
Company./2/

       B.   Overview of Requested Authorization

       Specifically, to the extent not otherwise exempt under the Act, Applicants request authority over the Authorization Period to organize and hold securities of one or more special-purpose subsidiaries (each an "Intermediate Parent") to be formed for the exclusive purpose of acquiring, owning and holding, directly or indirectly (including through one or more additional Intermediate Parents), securities of or interests in, and/or providing services to, any or all of Cinergy's existing and future nonutility associate companies (other than existing nonutility interests held by Cinergy's utility subsidiaries), including Cinergy's interests in:

       1.   existing and future EWGs and FUCOs;/3/

       2. special-purpose subsidiaries formed pursuant to the Project Parent Order prior to the date of the Commission's order in this proceeding (hereinafter "EWG/FUCO Project Parents");/4/

       3.   existing and future ETCs;/5/

       4.   existing and future rule 58 companies;/6/and/or

       5. other nonutility companies (i.e., not falling within any of the preceding categories "1" through "4"), namely, nonutility companies in which Cinergy (i) holds an interest pursuant to prior orders of the Commission issued in separate proceedings,/7/or (ii) hereafter acquires (or is authorized to retain/8/) an interest pursuant to one or more (a) orders of the Commission issued in subsequent proceedings or (b) exemptions from the requirement of prior Commission approval subsequently adopted under the Act (collectively, "Authorized Companies" and, together with the companies included in the preceding categories "1" through "4," the "Nonutility Companies").

       Authorization is also requested for various transactions ancillary to the formation of Intermediate Parents, including (i) issuance by Cinergy of guarantees in respect of obligations of Intermediate Parents and Nonutility Companies (and certain other system companies), and (ii) declaration and payment of dividends out of capital or unearned surplus by Intermediate Parents and Nonutility Companies, all as described below.

       The authorization requested in this proceeding is intended to supersede in its entirety the authorization granted by the Project Parent Order, as well as certain other Commission orders now in effect, in whole or in part, as more particularly described below./9/

       Finally, a small number of Cinergy's nonutility interests are held by Cinergy's principal utility subsidiaries, The Cincinnati Gas & Electric Company ("CG&E") and PSI Energy, Inc. ("PSI"). These interests are excluded from the definition of "Nonutility Companies" set forth above and therefore Cinergy is not proposing that Intermediate Parents would acquire and hold securities of these entities. (However, the three CG&E/PSI nonutility subsidiaries - KO Transmission Company ("KO"), Tri-State Improvement Company ("Tri-State") and South Construction Company, Inc. ("South Construction") - are within the scope of the provisions of this application concerning issuance by Cinergy of guarantees and payment of dividends out of capital or unearned surplus.)

       C.   Existing Nonutility Subsidiaries of Cinergy

       Cinergy is an electric and gas holding company, with five direct wholly-owned subsidiaries (see exhibit H): (1) PSI, an Indiana corporation and electric utility company that provides retail electric service in north central, central and southern Indiana; (2) CG&E, an Ohio corporation and electric and gas holding company and combination utility that (together with its utility subsidiaries) provides retail gas and electric service in the southwestern portion of Ohio and adjacent areas of Indiana and Kentucky;/10/(3) Cinergy Services, Inc. ("Cinergy Services"), Cinergy's service company subsidiary that provides a variety of support services to Cinergy's utility and nonutility subsidiaries; (4) Cinergy Investments, which holds the great majority of Cinergy's domestic nonutility businesses; and (5) Cinergy Global Resources, formed in May 1998, which holds all of Cinergy's international nonutility businesses. As used herein, "Cinergy system" refers to Cinergy and all of its direct and indirect subsidiaries.

       Cinergy was created in 1994 through the merger of CG&E and PSI's then-parent company, PSI Resources, Inc. ("PSI Resources") each of which prior to the merger was an exempt holding company. The Commission approved the Cinergy merger on October 21, 1994 (HCAR No. 26146) ("Merger Order"), reserving jurisdiction for three years over Cinergy's retention of CG&E's gas business and the nonutility interests of CG&E and PSI Resources. Cinergy registered under the Act on October 25, 1994. Cinergy has a pending application in File No. 70-8427 ("Merger Docket") seeking an order releasing the jurisdiction reserved in the Merger Order.

       Except for certain nonutility subsidiaries held by CG&E and PSI,/11/ all of Cinergy's nonutility subsidiaries are held by Cinergy Investments or Cinergy Global Resources.

       The following discussion excludes inactive subsidiaries in the process of dissolution./12/

            1.   Cinergy Investments and its subsidiaries

       Cinergy Investments has 16 direct and indirect subsidiaries:
Cinergy Cadence, Inc. and its subsidiary, Cadence Network LLC; Cinergy Capital & Trading, Inc. and its subsidiary, CinCap IV, LLC; Cinergy Communications, Inc.; Cinergy Engineering, Inc.; Cinergy-Ideon, Inc.; Cinergy Resources, Inc.; Cinergy Solutions, Inc. and its subsidiaries; Cinergy Supply Network, Inc.; Cinergy Technology, Inc.; and Enertech Associates, Inc.

                 a.   Cinergy-Cadence, Inc./ Cadence Network LLC

       Cinergy-Cadence, Inc. holds Cinergy's one-third equity interest in Cadence Network LLC, a Delaware limited liability company created in the third quarter of 1997 in a joint venture of Cinergy, New Century Energies, Inc. and Florida Progress Corporation. Cadence Network LLC markets energy management services and products designed to lower energy costs for retail commercial organizations that operate in multiple locations across the United States. Both Cinergy-Cadence, Inc. and Cadence Network LLC are rule 58 companies. For further information see Cinergy's quarterly reports on Form U-9C-3.

                 b.   Cinergy Capital & Trading, Inc. / CinCap IV, Inc.

       Cinergy Capital & Trading, Inc. and its wholly-owned subsidiary, CinCap IV, Inc., are energy commodity marketers. For further information on these rule 58 companies see Cinergy's quarterly reports on Form U-9C-3.

                 c.   Cinergy Communications, Inc.

       Cinergy Communications, Inc. is an ETC.

                 d.   Cinergy Engineering, Inc.

       Cinergy Engineering, Inc. markets engineering design and technical support services in connection with energy-related projects and proposals. For further information on this rule 58 company see Cinergy's quarterly reports on Form U-9C-3.

                 e.   Cinergy Resources, Inc.

       Cinergy Resources, Inc. is also an energy commodity marketer. For further information on this rule 58 company see Cinergy's quarterly reports on Form U-9C-3.

                 f.   Cinergy Solutions, Inc. and subsidiaries

       Cinergy Solutions, Inc. ("Cinergy Solutions") was formed pursuant to the Commission's order dated February 7, 1997 in File No. 70-8933 (HCAR No. 26662) ("Cinergy Solutions Order") to market an array of energy-related products and services and to develop, acquire, own and operate certain energy-related projects. Cinergy Solutions currently markets certain energy-related services directly, including a financing program for Cinergy's utility customers to assist them in purchasing energy-related products. For more information on the activities undertaken directly by Cinergy Solutions, see the quarterly reports filed in File No. 70-8933. Under the terminology set forth in Item 1.B, Cinergy Solutions is an "Authorized Company."

       Cinergy Solutions has four subsidiaries, three of whom are jointly owned with affiliates of Trigen Energy Corporation ("Trigen"), a thermal sciences company and owner and operator of district energy systems and cogeneration facilities throughout North America. The three subsidiaries jointly-owned with Trigen are Trigen-Cinergy Solutions LLC (formed to do preliminary work in connection with potential investments in cogeneration facilities and/or district energy facilities), Trigen-Cinergy Solutions of Cincinnati LLC (which owns and operates a chilled water system providing service in Cincinnati, Ohio, as successor by merger to Cinergy Cooling Corp.) and Trigen-Cinergy Solutions of Illinois L.L.C. (formed to supply cogeneration and other energy asset management services to an industrial facility in Illinois). For further information on these three Rule 58 companies, see Cinergy's quarterly reports on Form U-9C-3.

       Cinergy Solutions' remaining subsidiary, Cinergy Business
Solutions, Inc., was formed in April 1998 to market certain energy-related asset management services (not involving cogeneration) to commercial and industrial customers. Cinergy Business Solutions, Inc. is a rule 58 company.

                 g.   Cinergy Supply Network, Inc.

       Presently inactive, Cinergy Supply Network, Inc. was formed in January 1998 to broker transmission and distribution materials and provide related services to utilities, cooperatives and municipalities and to market locating services for underground utility facilities. Cinergy Supply Network, Inc. is a rule 58 company.

                 h.   Cinergy Technology, Inc.

       Cinergy Technology, Inc. ("Cinergy Technology") was formed in 1991 as a subsidiary of PSI Resources under the name PSI Environmental Corp., but was inactive until 1995, when its name was changed to Cinergy Technology and it began pursuing business opportunities in the United States relating primarily to the commercialization of electrotechnologies.

       Cinergy Technology is also a party to several contracts entered into prior to the Telecommunications Act of 1996 involving the provision of telecommunications services and products in the Cincinnati area;
negotiations are underway to have these contracts assigned to Cinergy Communications.

       Cinergy has applied to the Commission in the Merger Docket for an order authorizing Cinergy's retention of Cinergy Technology. When that approval issues, Cinergy Technology will be an Authorized Company.

                 i.   Enertech Associates, Inc.

       Enertech Associates, Inc. ("Enertech") was formed as a subsidiary of CG&E in 1992 to market utility management consulting services and to pursue investment opportunities in energy-related areas, including demand-side management services, consulting, energy and fuel brokering, engineering services, construction and/or operation of generation, cogeneration, independent power production facilities, and project development.

       In the fall of 1995, Enertech was named as a defendant in a lawsuit brought by three of its former employees. In the first quarter of 1998 the lawsuit was settled and dismissed by the court.

       Since commencement of the lawsuit, Enertech has been and continues to remain inactive. However, given the activities from which it would derive substantially all its revenues were it to resume its pre-litigation business operations, Enertech is a rule 58 company.

            2.   Cinergy Global Resources and its subsidiaries

       Cinergy Global Resources has 37 direct and indirect subsidiaries. The direct subsidiaries, all of whom are wholly-owned, are Cinergy Global Power, Inc., Cinergy UK, Inc., PSI Argentina, Inc. and PSI Energy
Argentina, Inc.

       Cinergy Global Resources was formed in May 1998 and became the parent company of its subsidiary companies in the following restructuring transaction consummated on May 15, 1998. Immediately prior to the restructuring transaction, Cinergy Global Power and its subsidiaries, Cinergy UK and its subsidiaries, and PSI Argentina and its subsidiary were all direct or indirect subsidiaries, as applicable, of Cinergy Investments. Also immediately prior to the restructuring transaction, PSI Energy Argentina (including its 1% interest in Edesur, S.A.) was a direct wholly-owned subsidiary of PSI. On May 15, 1998, Cinergy Investments and PSI declared special stock dividends to Cinergy of the entities described in the preceding sentences. Simultaneously therewith, Cinergy made a capital contribution of the stock in these international companies to the newly-formed Cinergy Global Resources.

       The business purpose of the restructuring was to establish a clear separation of Cinergy's domestic and international nonutility businesses to foster improved internal tracking and external marketing of these businesses. The reorganization also better aligns the legal entities with Cinergy's functional business units, among which is a separate international business unit./13/

                 a.   Cinergy Global Power, Inc. and subsidiaries

       Cinergy Global Power, Inc. ("CGP") was formed under Delaware law in 1997 to act as an "umbrella" EWG/FUCO Project Parent with respect to numerous existing, contemplated or potential investments in Exempt Projects.

       CGP holds all the outstanding share capital of Cinergy Global Power Services Limited, a UK company formed in 1997 (formerly MPI International Limited) ("CGPS"), that provides project development and administrative services with respect to Cinergy's existing and contemplated investments in Exempt Projects. CGPS is an EWG/FUCO Project Parent.

       CGP also holds all the outstanding share capital of Midlands Hydrocarbons (Bangladesh) Limited ("MHB"), a company formed under UK law that holds gas field exploration and development rights and is engaged in preliminary power project developmental work in Bangladesh. MHB has a pending application before the FERC (Docket No. EG98-82-000) requesting determination of EWG status.

       CGP likewise holds all the outstanding share capital of Cinergy Global Hydrocarbons Pakistan, a Cayman Islands company formed in 1997 (formerly Cinergy MPI I, Inc.), that is investigating a potential Exempt Project investment in Pakistan. Cinergy Global Hydrocarbons Pakistan is an EWG/FUCO Project Parent.

       CGP also holds all the outstanding share capital of Watercorner Investments B.V. ("Watercorner"), a Dutch company and an EWG/FUCO Project Parent. Watercorner in turn owns all the outstanding share capital of MPII (Zambia) B.V. ("MPII/ Zambia"), a Dutch company and an EWG/FUCO Project Parent, which in turn owns approximately 40% of Copperbelt Energy Corporation plc, a Zambian FUCO. Watercorner also owns all the outstanding share capital of Cedarwood B.V., a Dutch company and an EWG/FUCO Project Parent, which in turn owns 50% of the equity of both EOS PAX I S.L. and EOS PAX IIa S.L., each of which is a Spanish FUCO. Finally, Watercorner owns all the outstanding share capital of Midlands Power International B.V., a Dutch company and an EWG/FUCO Project Parent, which has five subsidiaries:
Sociedad Construcciones y Representaciones Industriales S.A., a Spanish FUCO ("Crisa") and four presently inactive EWG/FUCO Project Parents:
Vendresse Limited, an Isle of Man company, Midlands Power I B.V., Midlands Power Europe B.V. and Midlands Power Asia B.V., each a Dutch company. Midlands Power International B.V. owns 95% of the share capital of Crisa; its other four subsidiaries are wholly-owned.

       Finally, CGP also holds the outstanding share capital of MPI II, Inc. through MPI XV, Inc., 14 presently inactive EWG/FUCO Project Parents incorporated under Cayman Islands law in 1997 to participate in potential future acquisitions of Exempt Projects.

            b.   Cinergy UK, Inc. and subsidiaries

       Cinergy UK, Inc. ("CUK") was formed in 1996 under Delaware law to acquire and hold Cinergy's 50% ownership interest in Midlands Electricity plc, a UK FUCO ("MEB"). CUK holds its interest in MEB through two intermediate subsidiaries organized under English law and jointly owned on a 50-50 basis with GPU, Inc.: Avon Energy Partners Holdings and Avon Energy Partners plc (collectively, "Avon companies"). CUK and the Avon companies are EWG/FUCO Project Parents.

                 c.   PSI Energy Argentina, Inc./ Edesur, S.A.

       PSI Energy Argentina, Inc. holds Cinergy Global Resources' indirect 1% ownership interest in Edesur, S.A., a FUCO that provides electric distribution service in Buenos Aires, Argentina. PSI Energy Argentina, Inc. is an 8% shareholder in Distrilec Inversora, S.A., which owns 51% of the stock of Edesur. The interests in Edesur and Distrilec were originally acquired by PSI Resources in 1992. See HCAR No. 25570, July 2, 1992.

                 d.   PSI Argentina, Inc. and Costanera Power Corp.

       PSI Argentina, Inc. and its wholly-owned subsidiary Costanera Power Corp. were formed in 1992 to acquire and hold PSI Resources' interest in Central Costanera, S.A., an Argentine electric generation company. See HCAR No. 25674, November 13, 1992. Both of these entities were certified as EWGs but later decertified following the sale to a non-affiliate of their interest in Central Costanera in the fall of 1995. These companies remain in existence to acquire and hold potential additional Exempt Project investments that Cinergy may make in Argentina or elsewhere in South America.

       D.   Proposed Transactions

       The following lists the specific transactions for which authorization is sought herein. In each case authorization is sought to engage in these transactions from time to time through the Authorization Period.

            1. Formation of Intermediate Parents/ acquisition of Nonutility Companies

       As discussed earlier, the Project Parent Order grants Cinergy and Cinergy Investments authority through December 31, 1999 to, among other things, form and invest in EWG/FUCO Project Parents, i.e., special-purpose subsidiaries organized to engage exclusively in the business of acquiring and holding the securities of, and/or providing services to, EWGs and FUCOs. Applicants request that the Commission rescind the Project Parent Order upon entry of the Commission's order in this proceeding granting the transactions proposed herein.

       Specifically, to the extent not otherwise exempt under the Act, Applicants request authority, from time to time through the Authorization Period, (1) to organize, own and hold the securities of one or more Intermediate Parents and (2) for Intermediate Parents to acquire the securities of Nonutility Companies. Intermediate Parents will be formed for the exclusive purpose of acquiring, owning and holding, directly or indirectly (including through one or more additional Intermediate Parents), securities of or interests in, and/or providing services to, Nonutility Companies.

       Any such services would include project development and administrative services and other support services. Without further Commission approval, Intermediate Parents will not provide services to any associate companies other than Intermediate Parents and Nonutility Companies. To the extent not exempt under rule 90(d)(1) or otherwise under the Act, Applicants request an exemption pursuant to section 13(b) from the "at cost" requirements of rules 90 and 91 with respect to the provision of services among the Intermediate Parents and Nonutility Companies. Cinergy Services will continue to provide services to Intermediate Parents and Nonutility Companies pursuant to the Cinergy system nonutility service agreement./14/

       Intermediate Parents may be wholly- or partly-owned direct or indirect subsidiaries of Cinergy, Cinergy Investments or Cinergy Global Resources. Initial capitalization by Applicants of Intermediate Parents will involve (1) purchases of shares of capital stock, partnership interests, limited liability company member interests, trust certificates or other forms of equity interests; (2) capital contributions or open account advances without interest; and/or (3) debt financing.

       Cinergy will obtain funds for initial and subsequent investments in Intermediate Parents from available internal sources or from external sources involving sales of short-term notes and commercial paper or additional shares of Cinergy common stock pursuant to the Commission's order dated January 20, 1998 in File No. 70-9071 (HCAR No. 26819) ("January 1998 Order")./15/ Cinergy Investments and Cinergy Global Resources will obtain funds for initial and subsequent investments in Intermediate Parents from available cash, capital contributions or loans from Cinergy, or external borrowings or sales of capital stock.

       To the extent that Applicants provide funds to Intermediate Parents which in turn are applied to (1) investments in Exempt Projects or rule 58 companies, the amount of such funds will be included in Cinergy's "aggregate investment" therein, as calculated in accordance with rule 53 or rule 58, as applicable; or (2) investments in Authorized Companies, such investments will conform to applicable rules under the Act (including rules 52 and 45(b)(4)) and applicable terms and conditions of any relevant Commission orders./16/

       Finally, to the extent not exempt under rule 43(b) or otherwise under the Act, Applicants request authority on behalf of themselves and Intermediate Parents and Nonutility Companies to sell to and purchase from each other (but to or from no other associate companies) securities or other interests in the businesses of Intermediate Parents and Nonutility Companies.

            2.   Issuance by Cinergy of guarantees

       Under prior Commission orders, Cinergy is authorized to issue guarantees in certain amounts on behalf of various system companies.

       Under the Project Parent Order and 100% Order, Cinergy is authorized to issue guarantees in respect of Exempt Projects and EWG/FUCO Project Parents capped at 100% of Cinergy's consolidated retained earnings (together with any other amounts then included in Cinergy's "aggregate investment" pursuant to rule 53). Under the May 1997 Order and the January 1998 Order, Cinergy is authorized to issue guarantees in respect of specified system companies not to exceed (together with any other then-outstanding Cinergy Debt Securities) the $2 Billion Debt Cap, and subject, where applicable, to the "aggregate investment" limitation of rule 58. Finally, under the Cinergy Solutions Order, Cinergy is authorized to issue guarantees in respect of Cinergy Solutions not to exceed $250 million at any time outstanding.

       The authorization requested below is intended to consolidate in one file Cinergy's current, dispersed guarantee authority, effective upon issuance of the Commission's order in this proceeding. It would also expand the roster of Cinergy system companies on whose behalf Cinergy may issue guarantees to include (among other system companies) Intermediate Parents and Nonutility Companies and extend the expiration dates specified in the prior orders to the end of the Authorization Period. The proposed guarantee authority would not increase, however, the ceilings imposed under the prior orders on the total amount of guarantees that Cinergy may have issued and outstanding at one time.

                 a.   Existing Cinergy guarantee authority

       Under the Project Parent Order and the 100% Order, Cinergy may issue guarantees on behalf of obligations of Exempt Projects and EWG/FUCO Project Parents from time to time through December 31, 1999, provided that Cinergy's "aggregate investment" as determined pursuant to rule 53 does not exceed 100% of Cinergy's consolidated retained earnings ("100% Limitation").

       Under the May 1997 Order and the January 1998 Order, Cinergy is authorized to guarantee, through December 31, 2002, obligations of (a) certain existing Cinergy system companies (i.e., Cinergy Services, KO, Tri-State, Cinergy Resources, Cinergy Capital & Trading, Cinergy Technology and
Enertech Associates) and (b) future rule 58 companies in which Cinergy or any of its subsidiaries acquires an interest, provided that (i) the total amount of guarantees issued and outstanding at any one time may not exceed $2 billion (together with any then-outstanding Cinergy Debt Securities) and
(ii) any guarantees of rule 58 companies are also subject to the aggregate investment limitation of rule 58.

       Finally, the Cinergy Solutions Order authorized Cinergy to guarantee debt and other obligations of Cinergy Solutions (including any subsidiaries of Solutions) from time to time through December 31, 2001 in a maximum principal amount at any time outstanding not to exceed $250 million.

                 b.   Proposed Cinergy guarantee authority

       To the extent not otherwise exempt under the Act, Cinergy requests authority from time to time through the Authorization Period to guarantee the debt or other securities or obligations of (i) any and all existing and future Intermediate Parents (including Cinergy Investments and Cinergy Global Resources) and Nonutility Companies (excluding Nth Power Fund), and
(ii) Cinergy Services and the existing nonutility subsidiaries of CG&E and PSI - KO, Tri-State and South Construction. The terms and conditions of any guarantees would be established at arm's length based upon market conditions.

       Any guarantees issued and outstanding by Cinergy over the Authorization Period would be subject to the $2 Billion Debt Cap, provided further that (1) any guarantees of Exempt Projects would also be subject to the 100% Limitation, and (2) any guarantees of rule 58 companies would also be subject to the aggregate investment limitation of rule 58. The foregoing notwithstanding, any Cinergy guarantees in respect of Cinergy Solutions would remain subject to the separate $250 million ceiling prescribed in the Cinergy Solutions Order.

            3.   Dividends out of capital or unearned surplus

       Cinergy has existing authority for certain of its nonutility subsidiaries to declare and pay dividends out of capital or unearned surplus through December 31, 2002.

       Cinergy proposes to expand the scope of the existing Commission authorization to include Intermediate Parents and Nonutility Companies (as well as the nonutility subsidiaries of CG&E and PSI) and to extend the period covered to the end of the Authorization Period.

       The proposed new authority would replace the current authority commencing on the effective date of the Commission's order in this proceeding.

                 a.   Existing authority

       By order dated May 22, 1997 (HCAR No. 26719), the Commission authorized certain Cinergy nonutility subsidiaries - Cinergy Investments, the EWG/FUCO Project Parents established in 1996 to acquire and hold Cinergy's interest in MEB (CUK and the Avon companies) and all future EWG/FUCO Project Parents - to pay dividends out of capital or unearned surplus to their respective parent companies through December 31, 2002 to the extent permitted under applicable corporate law and contractual restrictions. Cinergy Investments was authorized to pay dividends out of capital only to the extent that the dividend is based on (a) a corresponding dividend paid to Cinergy Investments out of capital or unearned surplus by an applicable EWG/FUCO Project Parent that is a direct subsidiary of Cinergy Investments, or (b) Cinergy Investments' direct or indirect ownership of an Exempt Project.

                 b.   Proposed authority

       To the extent not otherwise exempt under the Act, Applicants request authorization for all of Cinergy's existing and future nonutility subsidiaries - namely, Cinergy Investments, Cinergy Global Resources, any and all existing and future Intermediate Parents and Nonutility Companies (other than Nth Power Fund), and the existing nonutility subsidiaries of CG&E and PSI (KO, Tri-State and South Construction) - to declare and pay dividends out of capital or unearned surplus to their respective parent companies from time to time through the Authorization Period, where permitted under applicable corporate law and agreements with lenders or other third parties.

Item 2.     Fees, Commissions and Expenses

     Applicants estimate that the fees, commissions and expenses that have been or will be incurred, directly or indirectly, by them or their associate companies in connection with the proposed transactions will not exceed approximately $17,000, including fees and expenses of Thelen, Reid & Priest of approximately $5,000.

Item 3.     Applicable Statutory Provisions

       Applicants believe that sections 6(a), 7, 9(a), 10, 12(b), 12(c), 13, 32, 33 and 34 of the Act and rules 43, 45, 46, 53, 54, 58, 83, 87 and
90 are or may be applicable to the proposed transactions.

       Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if the conditions of rule 53(a), (b) and (c) are satisfied.

       At March 31, 1998, Cinergy met all the requirements of rule 53(a), other than clause (1) (limiting "aggregate investment" to 50% of "consolidated retained earnings"). At that date, as reported by Cinergy to the Commission in File No. 70-9011 (see quarterly rule 24 certificate filed May 28, 1998), Cinergy's consolidated retained earnings were approximately $977 million and its aggregate investment approximately $546 million (or about 56% of consolidated retained earnings).

       Such incremental aggregate investment above 50% but not in excess of 100% of consolidated retained earnings is specifically permitted by the 100% Order wherein the Commission found that Cinergy satisfied the applicable standards of rule 53(c) (i.e., clauses (1) and (2) thereof). The transactions proposed herein have no bearing on the analysis performed by the Commission in the 100% Order. Among other proposed transactions, Cinergy is merely proposing to consolidate and extend the expiration dates of its existing authority to issue guarantees, and to issue guarantees on behalf of additional subsidiaries. The proposed transactions will neither raise the 100% Limitation (which applies to guarantees issued by or otherwise recourse to Cinergy in respect of EWGs, FUCOs and EWG/FUCO Project Parents) nor the $2 Billion Debt Cap (which applies to guarantees issued by Cinergy in respect of other system companies). In any event, Cinergy regularly supplies the Commission with financial information relevant to the analysis underpinning the 100% Order (capitalization ratios, growth in retained earnings, market-to-book ratio, etc.) via quarterly rule 24 filings in File No. 70-9011.

       With respect to the remaining conditions of rule 54, Cinergy has complied and will continue to comply with the record-keeping requirements of rule 53(a)(2), the limitation under rule 53(a)(3) on the use of operating company personnel in rendering services to EWGs and FUCOs, and the requirements of rule 53(a)(4) concerning submission of specified filings under the Act to retail rate regulatory agencies. In addition, none of the conditions in rule 53(b) has occurred.

Item 4.     Regulatory Approval

     No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.     Procedure

       Applicants request that the Commission issue and publish as soon as practicable the requisite notice under Rule 23 with respect to the filing of this application, and that the Commission issue an order granting the authority requested herein as soon as practicable after expiration of the public notice period.

     Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.

       Cinergy proposes to file quarterly certificates pursuant to Rule 24, within 60 days after the end of each calendar quarter (commencing with the first full quarter following the Commission's order), containing the following information as of the end of the preceding quarter:

       1. A corporate chart showing Cinergy and all its subsidiary companies, including specific identification of each new Intermediate Parent formed during the quarter together with the Nonutility Companies whose securities it holds directly or indirectly.

       2. Information with respect to guarantees issued by Cinergy during the quarter (other than with respect to ETCs), including aggregate amount outstanding and a breakdown identifying the system companies on whose behalf Cinergy issued the guarantees and the respective amounts thereof.

       3. For Cinergy affiliates that are not Exempt Projects or ETCs,information with respect to dividends paid out of capital or unearned surplus, including identification of any nonutility company declaring and paying such dividend and amount thereof.

Item 6.     Exhibits and Financial Statements

            (a)  Exhibits:

       A           Constituent instruments of future Intermediate Parents
and Nonutility Companies (to be filed as exhibits to Cinergy's Annual Reports on Form U-5S)

       B           Not applicable

       C           Not applicable

       D           Not applicable

       E           Not applicable

       F-1         Preliminary opinion of counsel (to be filed by
amendment)

       G           Form of Federal Register notice

       H           Cinergy system corporate chart as of June 1, 1998

            (b)  Financial Statements:

       FS-1         Cinergy Consolidated Financial Statements, dated March
31, 1998

       FS-2         Cinergy Financial Statements, dated March 31, 1998

       FS-3         Cinergy Investments Consolidated Financial Statements,
dated March 31, 1998 (filed pursuant to rule 104(b) under request for confidential treatment)

       FS-4         Cinergy Consolidated Financial Data Schedule (to be
included as part of electronic submission only)

       FS-5         Cinergy Financial Data Schedule (to be included as
part of electronic submission only)

Item 7.     Information as to Environmental Effects

       (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

       (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

SIGNATURE

       Pursuant to the requirements of the Act, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

       Dated: June 18, 1998

       CINERGY CORP.

       By:  /s/ William L. Sheafer
                                       Vice President and Treasurer

       CINERGY INVESTMENTS, INC.

                       By: /s/ William L. Sheafer
                                       Vice President and Treasurer

                     CINERGY GLOBAL RESOURCES, INC.

       By:  /s/ William L. Sheafer
                                       Vice President and Treasurer

                                ENDNOTES

/1/ The practical value of using intermediate subsidiaries to hold nonutility businesses was expressly taken into account by the Commission in adopting rule 58, which provides that an "energy-related company" is any company that, directly or indirectly through one or more affiliates, derives or will derive substantially all of its revenues from the enumerated qualifying activities. As the Commission explained:

       Use of an intermediate subsidiary could further insulate the holding company and its other subsidiaries, including utility subsidiaries, from any direct losses that could occur with respect to rule 58 investments. At the same time, this measure would offer greater flexibility in the structuring of these investments. Accordingly, the rule, as adopted, is modified to incorporate the concept of indirect investment in energy-related companies through project parents. (footnote omitted)
HCAR No. 26667, February 14, 1997 (text accompanying note 41).

/2/ See The Southern Company, et al., HCAR Nos. 26738, July 2, 1997, 26543, July 17, 1996, and 26468, February 2, 1996.

/3/ As of June 1, 1998 Cinergy had interests in six FUCOs - Edesur, S.A., an Argentine FUCO; Midlands Electricity plc, a UK FUCO; Copperbelt Energy Corporation plc, a Zambian FUCO; EOS PAX I S.L. and EOS PAX IIa S.L., each a Spanish FUCO; and Sociedad Construcciones y Representaciones Industriales S.A., a Spanish FUCO - and one EWG, Midlands Hydrocarbons (Bangladesh) Limited, as to which an application for determination of EWG status is pending (Docket No. EG98-82-000) before the Federal Energy Regulatory Commission ("FERC"). See the chart filed herewith as exhibit H diagramming the ownership structure for Cinergy and all of its direct and indirect subsidiaries as of June 1, 1998.

/4/ As of June 1, 1998 Cinergy was the ultimate parent company of the following EWG/FUCO Project Parents (see exhibit H): Cinergy Global Resources, Cinergy Global Power, Inc., Cinergy Global Power Services Limited, Cinergy Global Hydrocarbons Pakistan, Cinergy MPI II through XV, Inc. (i.e., 14 separate companies), Watercorner Investments B.V., MPII (Zambia) B.V., Cedarwood B.V., Midlands Power International B.V., Vendresse Limited, Midlands Power I B.V., Midlands Power Europe B.V., Midlands Power Asia B.V., Cinergy UK, Inc., Avon Energy Partners Holdings, Avon Energy Partners plc, PSI Argentina, Inc., Costanera Power Corp. and PSI Energy Argentina, Inc.

/5/ As of June 1, 1998 Cinergy had one ETC subsidiary, Cinergy
Communications, Inc. Cinergy had also formed a prospective ETC, Cinergy-Ideon, Inc., which will shortly file an application for determination of
ETC status with the Federal Communications Commission.

/6/ As of June 1, 1998 Cinergy had interests in the following rule 58 companies: Cinergy-Cadence, Inc., and its subsidiary, Cadence Network LLC; Cinergy Capital & Trading, Inc. and its wholly-owned subsidiary, CinCap IV, LLC; Cinergy Engineering, Inc.; Cinergy Resources, Inc.; the subsidiary companies of Cinergy Solutions, Inc. (namely, Trigen-Cinergy Solutions LLC, Trigen-Cinergy Solutions of Cincinnati LLC, Trigen-Cinergy Solutions of Illinois L.L.C. and Cinergy Business Solutions, Inc.); Cinergy Supply Network, Inc. and Enertech Associates, Inc.

/7/ There are three existing Authorized Companies: Cinergy Investments (see HCAR No. 26146, October 21, 1994); Cinergy Solutions, Inc. (see HCAR No. 26662, February 7, 1997); and Nth Power Technologies Fund I, L.P. ("Nth Power Fund"), in which Cinergy holds a minority limited partnership interest (see HCAR No. 26562, August 28, 1996) ("Nth Power Fund Order"). Nth Power Fund is not an affiliate or subsidiary company of Cinergy; see HCAR No. 26562.
In 1996, pursuant to HCAR No. 26474 (February 20, 1996), Cinergy formed Cinergy Cooling Corp. as a wholly-owned subsidiary of Cinergy Investments to engage in the district energy business in downtown Cincinnati. In August 1997, in connection with a joint venture with Trigen Energy Corporation, Cinergy Cooling Corp. was merged out of existence, into a rule 58 company, Trigen-Cinergy Solutions of Cincinnati LLC, which is owned by affiliates of the joint venture parties.

/8/ Cinergy has a pending application in File No. 70-8427 requesting authorization to permanently retain various nonutility interests (together with Cinergy's gas utility properties) over which the Commission reserved jurisdiction for three years in the Commission's 1994 order authorizing the Cinergy merger (HCAR No. 26146, October 21, 1994).

/9/ Specifically, the requested authorization would supersede in their entirety both the Project Parent Order and Cinergy's current authorization in File No. 70-9023 for certain nonutility subsidiaries to declare and pay dividends out of capital or unearned surplus, HCAR No. 26719, May 22, 1997. The requested authorization would also consolidate in one docket and supersede Cinergy's current authorization to issue guarantees on behalf of certain system companies, which is now dispersed among (1) the Project Parent Order (in respect of Exempt Projects and EWG /FUCO Project Parents),
(2) HCAR No. 26723, dated May 30, 1997 in File No. 70-9015 (in respect of Cinergy Services, Inc., certain Cinergy nonutility subsidiaries, and future rule 58 companies in which Cinergy or its subsidiaries acquires an interest) and (3) HCAR No. 26662, dated February 7, 1997 in File No. 70-8933 (in respect of Cinergy Solutions, Inc.). The latter two orders would only be partially superseded, i.e., as to the terms and conditions thereof applicable to Cinergy guarantees.

/10/ CG&E's utility subsidiaries are The Union Light, Heat and Power Company ("ULH&P"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison") and Miami Power Corporation ("Miami Power").

/11/ Specifically, CG&E holds all the outstanding common stock of Tri-State and KO, and PSI holds all the outstanding common stock of South Construction. Tri-State and South Construction hold real estate in support of the utility businesses of CG&E and PSI, respectively. KO owns an interest in interstate gas pipeline facilities located in Kentucky and is regulated by the FERC under the Natural Gas Act. CG&E and PSI also own small limited partnership interests in a number of local funds or entities, none of which are affiliates of CG&E or PSI. For more detailed information regarding the nonutility holdings of CG&E and PSI, see Cinergy's post-effective amendments in the Merger Docket.

/12/ Inactive companies being dissolved are PSI Power Resource Development, Inc., PSI Sunnyside, Inc., PSI T & D International, Inc., PSI Yacyreta, Inc. and Cinergy International, Inc.

/13/ That allocation of domestic and international nonutility businesses between Cinergy Investments and Cinergy Global Resources may not necessarily continue in every respect. For example, it is possible that in the future one or more domestic EWGs in which the Cinergy system acquires an interest (currently Cinergy has no domestic EWGs) may be held by Cinergy Global Resources, directly or indirectly.

/14/ See Merger Order, supra (approving original nonutility service agreement); Cinergy Solutions Order, supra (approving amendment to nonutility service agreement).

/15/ The January 1998 Order authorizes Cinergy to issue and sell from time to time through December 31, 2002, subject to certain terms and conditions,
(1) short-term notes and commercial paper - together with (a) any guarantees issued by Cinergy pursuant to authorization granted in File No. 70-9015 (HCAR No. 26723, May 30, 1997) ("May 1997 Order") and (b) any
debentures issued by Cinergy (together with Cinergy short-term notes and commercial paper, "Cinergy Debt Securities") pursuant to authorization being sought in File No. 70-8993 (HCAR No. 26714, May 2, 1997 (notice)) - in an aggregate principal amount not to exceed $2 billion ("$2 Billion Debt Cap"); and (2) up to 30 million additional shares of Cinergy common stock, plus certain other shares of Cinergy common stock (totaling approximately 867,000) authorized, but not issued, under a prior Commission order.

/16/ See, e.g., Cinergy Solutions Order, supra (providing that Cinergy Solutions would be initially capitalized with nominal consideration and that thereafter, through December 31, 2001, Cinergy and Cinergy Investments "[did] not expect" to invest more than $100 million in Cinergy Solutions and its subsidiaries in transactions exempt from prior Commission approval under rules 52 and 45(b)(4)); Nth Power Fund Order, supra (permitting Cinergy to invest up to $10 million in Nth Power Fund through December 31,
2002).